Exhibit 12.1

PFIZER INC. AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIOS)	2014	2013	2012	2011	2010
Determination of earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$12,240	$15,716	$11,242	$11,481	$8,846
Less:
Noncontrolling interests	47	44	47	60	46

Income attributable to Pfizer Inc.	12,193	15,672	11,195	11,421	8,800
Add (deduct):
Capitalized interest	(41)	(32)	(41)	(50)	(36)
Amortization of capitalized interest	54	65	69	95	29
Equity (income)/loss from equity-method investments	(4)	(55)	(99)	(82)	(78)
Distributed income of equity method investments	136	162	85	190	26
Fixed charges	1,435	1,495	1,627	1,812	1,930

Total earnings as defined	$13,772	$17,307	$12,836	$13,386	$10,671

Fixed charges:
Interest expense(a)	$1,360	$1,414	$1,522	$1,681	$1,797
Preferred stock dividends(b)	3	3	4	5	6
Rents(c)	72	78	101	126	127

Fixed charges	1,435	1,495	1,627	1,812	1,930
Capitalized interest	41	32	41	50	36

Total fixed charges	$1,476	$1,527	$1,668	$1,862	$1,966

Ratio of earnings to fixed charges	9.3	11.3	7.7	7.2	5.4

(a)	Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to uncertain tax positions of $182 million for 2014; $222 million for 2013; $265 million for 2012; $338 million for 2011; and $389 million for 2010.
(b)	Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an employee stock ownership plan trust.
(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.